Exhibit 99.1

Kingsway Reports Third Quarter Results

TORONTO, Nov. 14, 2011 /CNW/ - (TSX: KFS) (NYSE: KFS) Kingsway Financial Services Inc. ("Kingsway" or the "Company") today announced its financial results for the third quarter and nine months ended September 30, 2011. All amounts are in U.S. dollars unless indicated otherwise.

The Company reported third quarter net income of $6.2 million (loss of $17.1 million year to date) or income of $0.12 (loss per share of $0.33 year to date) per share diluted. The book value has decreased from $2.78 per share at December 31, 2010 to $2.42 per share at September 30, 2011.  The Company also carries a valuation allowance, in the amount of $4.69 per share at September 30, 2011, against the deferred tax asset primarily related to its loss carryforwards.

The following are the highlights of the third quarter of 2011:

Operational results

•	Net loss of $8.2 million was recorded in the Underwriting segment for the third quarter ($25.6 million year to date).

•	Net income of $0.5 million was recorded in the Agency and Non-underwriting segment for the third quarter ($1.2 million year to date).

•	Net income of $13.9 million was recorded in the Corporate and Other segment for the third quarter ($8.6 million year to date).

•	Included in the Corporate and Other segment net income for the third quarter (net loss year to date) above is an unrealized gain on fair value of debt of $17.2 million ($25.8 million year to date).

•	The Company recognized no loss on disposal of discontinued operations for the third quarter (after-tax loss of $1.3 million year to date).

Dividend

The Board of Directors has decided a quarterly dividend will not be declared for the third quarter of 2011.

Subsequent Event

Subsequent to the third quarter, on October 17, 2011, the Company closed its previously announced acquisition of a minority position in a newly formed holding company which acquired 100% of the common stock of Walshire Assurance Company ("Walshire"), the sole shareholder of Lincoln General Insurance Company ("Lincoln").  Kingsway also reached a settlement and release ending all legal disputes with the Pennsylvania Insurance Department and obtained releases from Walshire and Lincoln.

About the Company

Kingsway focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "KFS".

Statement of Operations

(in thousands of U.S. dollars, except per share amounts)

(unaudited)	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Gross premiums written	$33,206	$51,906	$107,607	$166,917
Net premiums written	$30,943	$49,500	$100,726	$159,510
Revenue:
Net premiums earned	$36,614	$52,269	$124,825	$170,370
Commission income	5,807	4,246	18,124	8,544
Investment income	999	825	3,228	6,232
Net realized gain	110	6,029	128	6,501
Unrealized gain (loss) on fair value of debt	17,189	(7,351)	25,821	(89,008)
Share of loss of associate	84	-	(584)	-
Miscellaneous income (loss)	3,469	(822)	1,422	5,792
	64,272	55,196	172,964	108,431
Expenses:
Claims incurred	$33,329	$47,432	$109,349	$144,382
Commissions and premium taxes	5,405	7,289	19,684	28,180
General and administrative expenses	14,826	23,854	51,393	65,943
Restructuring costs	-	-	-	4,898
Interest expense	1,874	2,738	5,610	11,393
Amortization of intangibles	211	1,743	979	5,114
	55,645	83,056	187,015	259,910
Income (loss) before unusual item and income taxes	8,627	(27,860)	(14,051)	(151,479)
Gain (loss) on buy-back of debt	1	(3,159)	534	(139)
Income (loss) from continuing operations before income taxes	8,628	(31,019)	(13,517)	(151,618)
Income tax expense (benefit)	2,433	(1,540)	2,292	(4,552)
Income (loss) from continuing operations	$6,195	$(29,479)	$(15,809)	$(147,066)
Loss from discontinued operations, net of tax	-	(1,651)	-	(3,938)
(Loss) income on disposal of discontinued operations, net of taxes	-	-	(1,293)	6,093
Net Income (loss)	$6,195	$(31,130)	$(17,102)	$(144,911)
Attributable to:
Shareholders of Kingsway	7,155	(10,445)	(13,419)	(127,148)
Non-controlling interests	(960)	(20,685)	(3,683)	(17,763)
Total	$6,195	$(31,130)	$(17,102)	$(144,911)
Earnings (loss) per share - continuing operations
Basic:	$0.12	$(0.57)	$(0.30)	$(2.82)
Diluted:	$0.12	$(0.57)	$(0.30)	$(2.82)
Earnings (loss) per share - net income (loss)
Basic:	$0.12	$(0.60)	$(0.33)	$(2.78)
Diluted:	$0.12	$(0.60)	$(0.33)	$(2.78)
Weighted average shares outstanding (in 000's)
Basic:	52,346	52,096	52,283	52,090
Diluted:	52,346	52,096	52,283	52,090

Income (Loss) from Continuing Operations and Earnings (Loss) Per Share - Continuing Operations

In the third quarter of 2011, the Company reported income from continuing operations of $6.2 million (loss of $15.8 million year to date), compared to a loss from continuing operations of $29.5 million in the third quarter of last year ($147.1 million prior year to date). Diluted income per share was $0.12 for the quarter (loss per share of $0.30 year to date), compared to diluted loss per share of $0.57 for the third quarter of 2010 ($2.82 prior year to date). As noted above, the current quarter's income is primarily due to unrealized gain on fair value of debt and investment income, offset by underwriting losses and corporate expenses.

Income (Loss) from Discontinued Operations

For the third quarter and year to date ended September 30, 2011, the Company reported no income from discontinued operations, compared to a loss of $1.7 million in the third quarter of 2010 ($3.9 million prior year to date).

As a result of the disposal of Jevco Insurance Company on March 29, 2010, the Company realized an after-tax loss of nil in the third quarter of 2011 ($1.9 million year to date) and an after-tax loss of nil in the third quarter of 2010 (after-tax gain of $6.1 million prior year to date).

As a result of the disposal of American Country Insurance Company and American Service Insurance Company, Inc. on December 31, 2010, the Company realized an after-tax gain of nil in the third quarter of 2011 ($0.6 million year to date).

Net Income (Loss) and Earnings (Loss) Per Share - Net Income (Loss)

In the third quarter of 2011, the Company reported net income of $6.2 million (loss of $17.1 million year to date), compared to net loss of $31.1 million in the third quarter of last year ($144.9 million prior year to date). Diluted income per share was $0.12 for the quarter (loss per share of $0.33 year to date) compared to diluted loss per share of $0.60 for the third quarter of 2010 ($2.78 prior year to date).

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share amounts)

(unaudited)	September 30, 2011	December 31, 2010	January 1, 2010
ASSETS
Cash and cash equivalents	$82,462	$140,567	$65,562
Investment in securities	139,596	146,684	506,080
Investment in associate	48,554	49,079	-
Accrued investment income	1,660	1,957	3,942
Financed premiums	5,714	13,572	15,237
Accounts receivable	44,047	46,394	85,765
Funds held in escrow	-	22,259	-
Due from reinsurers and other insurers	555	7,651	4,938
Deferred policy acquisition costs	9,339	13,952	29,088
Income taxes recoverable	12,389	17,991	16,138
Deferred income taxes	-	503	9,481
Property and equipment	11,656	12,469	30,308
Goodwill and intangible assets	43,862	43,959	37,573
Other assets	1,152	2,544	4,786
Assets held for sale	-	-	1,145,481
TOTAL ASSETS	$400,986	$519,581	$1,954,379

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Loans payable	$2,418	$-	$-
Accounts payable and accrued expenses	40,755	42,385	60,910
Unearned premiums	42,780	66,879	120,657
Unpaid claims	132,200	174,708	368,501
Deferred tax liability	2,653	-	-
LROC preferred units	8,829	13,076	22,388
Senior unsecured debentures	27,622	37,177	103,512
Subordinated indebtedness	17,218	40,480	23,966
Liabilities held for sale	-	-	907,416
TOTAL LIABILITIES	$274,475	$374,705	$1,607,350
SHAREHOLDERS' EQUITY
Share capital	$296,489	$296,139	$295,291
Issued and outstanding number of common shares
52,345,828 - September 30, 2011
52,095,828 - December 31, 2010
51,595,828 - January 1, 2010
Contributed surplus	15,835	15,894	20,549
Retained deficit	(204,336)	(190,918)	(19,520)
Accumulated other comprehensive income	22,012	23,804	32,468
Shareholders' equity attributable to shareholders of Kingsway	130,000	144,919	328,788
Non-controlling interests	(3,489)	(43)	18,241
TOTAL SHAREHOLDERS' EQUITY	126,511	144,876	347,029
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$400,986	$519,581	$1,954,379

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties.  Such forward looking statements relate to future events or future performance, but reflect Kingsway management's current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2010 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section.  The securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com.  Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

This news release contains certain non-IFRS financial measures. Please refer to the section entitled "Non-IFRS Financial Measures" in the Company's third quarter 2011 Management's Discussion and Analysis.

Additional Information

Additional information about Kingsway, including a copy of its Quarterly Report for the quarter ended September 30, 2011, can be accessed on the Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com

%CIK: 0001072627

CO: Kingsway Financial Services Inc.

CNW 16:30e 14-NOV-11